Exhibit 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

March 26, 2013

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

Craig-Hallum Capital Group LLC
222 South Ninth Street
Suite 350
Minneapolis, MN 55402

Ladies and Gentlemen:

Coastal Contacts Inc., a company incorporated under the Canada Business Corporations Act (the “Company”) proposes to issue and sell to the several underwriters named in Schedule A hereto (collectively, the “Underwriters” and, each, an “Underwriter”), an aggregate of 3,000,000 common shares (the “Common Shares”), no par value per share, in the capital of the Company (the “Firm Shares”).

The Company has also granted to the several Underwriters an option to purchase up to an aggregate of 450,000 additional Common Shares (the “Over-Allotment Option”), on the terms and for the purposes set forth in Section 2 hereof (the “Additional Shares”).  The Firm Shares and any Additional Shares purchased pursuant to this Underwriting Agreement are herein collectively called the “Shares.”

1.                                      Background and Interpretation.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of British Columbia and Ontario (the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated October 30, 2012 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated November 7, 2012, in respect of an aggregate of up to US$100,000,000 in Common Shares (collectively, the “Shelf Securities”).  The Company has selected the British Columbia Securities Commission (the “Reviewing Authority”) as its principal regulator under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of the offering of the Shelf Securities.  The Reviewing Authority has issued a decision document under the Passport System evidencing that a receipt has been issued (a “Passport Decision Document”) on behalf of itself and the other Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus.  The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated November 7, 2012 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued a Passport Decision Document with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (together, the “Canadian Shelf Procedures”).  The Company has also prepared and filed with the Qualifying Authorities in accordance with the Canadian Shelf Procedures a preliminary prospectus supplement dated March 25, 2013 relating to the Shares, which excluded certain information (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Preliminary Prospectus”).

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Qualifying Authorities and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No.  333-184653) for the registration of the offering of the Shelf Securities under the United States Securities Act of 1933, as amended.  The United States Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder (the “Rules and Regulations”), are referred to herein as the “Securities Act”.  Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement) has become effective in such form pursuant to Rule 467(a) under the Securities Act.  Such registration statement, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.”  The prospectus in the form in which it appeared in the initial filing of the Registration Statement is herein called the “U.S. Base Prospectus.”  The preliminary prospectus supplement dated March 25, 2013 relating to the offering of the Shares, including all documents incorporated therein by reference, filed with the SEC pursuant to General Instruction II.L of Form F-10 under the Securities Act, together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus.”

The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the registration statement on Form F-10 (the “Form F-X”).

In addition, the Company (i) shall prepare and file with the Qualifying Authorities a final prospectus supplement (the “Canadian Final Prospectus Supplement”) to the Canadian Base Prospectus relating to the Shares, which includes the information omitted from the Canadian Preliminary Prospectus (together with the Canadian Base Prospectus, and including any documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, the “Canadian Prospectus”), and (ii) shall prepare and file with the SEC pursuant to General Instruction II.L of Form F-10 a final prospectus supplement (the “U.S. Final Prospectus Supplement”) to the U.S. Base Prospectus relating to the offering of the Shares (including all documents incorporated therein by reference, together with the U.S. Base Prospectus, the “U.S. Prospectus”).

The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to herein as the “Preliminary Prospectuses,” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to herein as the “Prospectuses.”  The U.S. Final Prospectus Supplement and the Canadian Final Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

Any amendment or supplement to the Canadian Prospectus, any amended or supplemental prospectus, any management information circular, financial statement, management’s discussion and analysis, annual information form, business acquisition report or material change report that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the expiry of the period of distribution of the Shares, where such document is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.”

Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Reviewing Authority or the SEC after the date of the U.S. Preliminary Prospectus or the U.S. Prospectus, as the case may be, and prior to the expiry of the period of distribution of the Shares, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Rules and Regulations and (ii) any such document so filed prior to the expiry of the period of distribution of the Shares.

As used herein, the “Applicable Time” is 8:00 a.m. (New York time) on March 25, 2013.  As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and the “Time of Sale Prospectus” means the U.S. Preliminary Prospectus, as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, together with the free writing prospectuses, if any (including each “road show” (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act) (each such road show, a “Road Show”)) identified in Schedule B hereto and the information set forth on Schedule C hereto.  For purposes of this definition, information contained in a form of prospectus filed in accordance with General Instruction II.L of Form F-10 shall be considered to be included in the U.S. Prospectus as of the actual time that form of prospectus is filed with the SEC under the Securities Act.

As used herein, the terms “Registration Statement,” “Preliminary Prospectuses,” “Time of Sale Prospectus” and “Prospectuses” shall include the documents incorporated and deemed to be incorporated by reference therein (individually, an “Incorporated Document” and collectively, the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).  For purposes of this Agreement, all references to the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus, the Canadian Preliminary Prospectus or the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).  All references in this Agreement to Financial Statements (as defined in Section 3(n)) and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and  include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

As used herein, “business day” shall mean a day on which each of the NASDAQ Global Market (the “NASDAQ”) and the Toronto Stock Exchange (the “TSX”) is open for trading.  The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement.  The term “or,” as used herein, is not exclusive.

As used herein, “Material Subsidiaries” mean collectively Lenslogistics AB, which is organized under the laws of Sweden, Asianzakka Pte Ltd., which is organized under the laws of Singapore, and Lensway BV and Condis BV, each of which is organized under the laws of the Netherlands.

The Underwriters shall offer the Shares for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement.  The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the Preliminary Prospectuses or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions or such states of the United States in which the Shares are duly qualified under United States federal and applicable United States state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.  The Underwriters agree that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the Exchange Act, will not offer or sell any Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act.  Sales of Shares in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available.  Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Company under this Agreement with respect to a default by another Underwriter under this paragraph.

2.                                      Purchase, Sale, Payment and Delivery of the Shares.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Shares as follows:

(a)                                 On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Firm Shares to the several Underwriters, and each Underwriter agrees, severally and not jointly, to purchase from the Company the number of Firm Shares set forth opposite the name of such Underwriter in Schedule A hereto, subject to adjustments in accordance with Section 9 hereof.  The purchase price for each Firm Share shall be $5.58 per share.

(b)                                 The Firm Shares will be delivered by the Company to the Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, NY 10018, or such other location as may be mutually acceptable, at 9:00 a.m. Central time on the third (or if the Firm Shares are priced, as contemplated by Rule 15c6-1(c) under the Exchange Act, after 4:30 p.m. Eastern time, the fourth) full business day following the date hereof, or at such other time and date as the Underwriters and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act.  If the Underwriters so elect, delivery of the Firm Shares may be made by credit through full fast transfer to the accounts at The Depository Trust Company (“DTC”) designated by the Underwriters, or through CDS Clearing and Depository Services Inc. (“CDS”).

(c)                                  On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the several Underwriters an option to purchase all or any portion of the Additional Shares to be sold by the Company hereunder, at the same purchase price as the Firm Shares, for use solely in covering any over-allotments made by the Underwriters in the sale and distribution of the Firm Shares.  The option granted hereunder may be exercised in whole or in part at any time and from time to time within 30 days after the effective date of this Agreement upon written notice (the “Notice of Exercise”) by the Underwriters to the Company setting forth the aggregate number of Additional Shares as to which the several Underwriters are exercising the option, the names and denominations in which the certificates for the Additional Shares are to be registered and the date and time, as determined by the Underwriters, when the Additional Shares are to be delivered, provided, however, that in no event may the option granted hereunder be exercised more than twice in the aggregate.

(d)                                 The term “First Closing Date” shall refer to the time and date of delivery of certificates for the Firm Shares and Additional Shares, if any, through the facilities of DTC or CDS.  Any such time and date of delivery, if subsequent to the First Closing Date, is called an “Option Closing Date” and shall be determined by the Underwriters and shall not be earlier than three nor later than five full business days after the date of delivery of such Notice of Exercise; provided, however, that an Option Closing Date shall not be earlier than the First Closing Date nor earlier than the second business day after the date of delivery of the relevant Notice of Exercise.  The number of Additional Shares to be purchased by each Underwriter shall be the same percentage of the total number of Additional Shares to be purchased by the several Underwriters as the number of Firm Shares to be purchased by such Underwriter is of the total number of Firm Shares to be purchased by the several Underwriters, as adjusted by the Underwriters in such manner as the Underwriters deem advisable to avoid fractional shares. No Additional Shares shall be sold and delivered unless the Firm Shares previously have been, or simultaneously are, sold and delivered.

(e)                                  The Additional Shares will be delivered by the Company to the Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, NY 10018 or such other location as may be mutually acceptable, at 9:00 a.m. Central time, on each Option Closing Date.  If the Underwriters so elect, delivery of the Additional Shares may be made by credit through full fast transfer to the accounts at DTC designated by the Underwriters, or through CDS.

3.                                      Representations and Warranties of the Company.

The Company hereby represents and warrants to each Underwriter, and covenants with each Underwriter, as follows:

(a)                                 Forms F-10 and F-X.  The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and is entitled to use Form F-10 under the Securities Act to register the offering of the Shares under the Securities Act.  The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.  The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to the requirements of the Securities Act.

(b)                                 Compliance with Canadian Regulations.  The Company is eligible to use the Canadian Shelf Procedures.  No cease trade order preventing or suspending the use of the Canadian Preliminary Prospectus or the Canadian Prospectus or preventing the distribution of the Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Qualifying Authorities; as of their respective dates, the Canadian Preliminary Prospectus and the Canadian Prospectus complied in all material respects with all securities laws applicable in the Qualifying Jurisdictions and the respective rules and regulations made and forms prescribed under such laws together with applicable published policy statements (including, without limitation, the Canadian Shelf Procedures) and applicable notices of the Qualifying Authorities made in connection with the transactions contemplated by this Agreement (collectively, the “Canadian Securities Laws”).  On the First Closing Date and each Option Closing Date (as those terms are defined in Section 2), if any, (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, and (ii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the First Closing Date and each Option Closing Date, full, true and plain disclosure of all material facts relating to the Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the First Closing Date or any Option Closing Date, contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties contained in clause (ii) of this sentence shall not apply to the omission of information in accordance with the Canadian Shelf Procedures or any statements or omissions made in reliance upon and in conformity with information provided in writing to the Company by the Underwriters, or their representatives, expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use therein is the Underwriters’ Information (as defined in Section 10(f) hereof).  To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c)                                  Compliance with U.S. Requirements.  The Registration Statement has become effective under the Securities Act.  The Company has complied to the SEC’s satisfaction with all requests of the SEC for additional or supplemental information.  No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC.  The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied as to form in all material respects with the Securities Act and were identical to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Shares.  The U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC.  Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the First Closing Date and each Option Closing Date, complied as to form and will comply as to form, each in all material respects, with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of each sale of the Shares and at the First Closing Date and each Option Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The U.S. Prospectus, as amended or supplemented, as of its date and at the First Closing Date and each Option Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus or the Time of Sale Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information provided in writing to the Company by the

Underwriters expressly for use therein, it being understood and agreed that the only such information furnished to the Company by the Underwriters expressly for use therein is the Underwriters’ Information.

(d)                                 Reporting Issuer and TSX Status.  The Company is a “reporting issuer” (a) in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, and (b) not noted in default under Canadian Securities Laws.  The Company is in compliance in all material respects with the rules and regulations of the TSX.

(e)                                  Short Form Eligibility.  The Company is eligible to file a prospectus in the form of a short form prospectus under NI 44-101.

(f)                                   Ineligible Issuer.  The Company is not an “ineligible issuer” in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act.  Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the Securities Act.  Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the SEC or retention where required and legending, and each such free writing prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the U.S. Prospectus or the U.S. Preliminary Prospectus that has not been superseded or modified.  Except for the free writing prospectuses, if any, identified in Schedule B  hereto, and electronic Road Shows, if any, furnished to the Underwriters before first use, the Company has not prepared, used or referred to, and will not, without the Underwriters’ prior consent, prepare, use or refer to, any free writing prospectus.

(g)                                  Incorporated Documents.  The documents incorporated or deemed to be incorporated by reference in the Prospectuses, when they were filed with the Qualifying Authorities in each of the Qualifying Jurisdictions, conformed in all material respects to the requirements of the Canadian Securities Laws; and any further documents to be incorporated by reference in the Prospectuses subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of the Canadian Securities Laws, and will not contain a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h)                                 Liabilities.  Neither the Company nor any Material Subsidiary has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements (as defined below) or referred to or disclosed herein, other than liabilities, obligations, or indebtedness or commitments which are not required to be disclosed and which (i) are incurred in the normal course of business, or (ii)  would not have a Material Adverse Change (as defined below).

(i)                                     Offering Materials Furnished to Underwriters.  The Company has delivered to the Underwriters one complete manually signed copy of the Registration Statement, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies of the Registration Statement and each amendment thereto, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Underwriters, in such quantities and at such places as the Underwriters have reasonably requested.

(j)                                    Distribution of Offering Material By the Company.  The Company has not distributed and will not distribute, prior to the earlier of (i) the expiration or termination of the Over-Allotment Option or (ii) the completion of the Underwriters’ distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus, any free writing prospectus reviewed and consented to by the Underwriters, or the Registration Statement.

(k)                                 The Underwriting Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(l)                                     No Material Adverse Change.  Except as otherwise disclosed in the Time of Sale Prospectus, subsequent to the respective dates as of which information is given in the Time of Sale Prospectus: (i) there has been no material adverse change, or any development that would reasonably be expected to result in a material adverse change, in the business, operations, assets, financial position or results of operations of the Company and the Material Subsidiaries, considered as one entity (any such change is called a “Material Adverse Change”), (ii) the Company and the Material Subsidiaries considered as one entity, have not incurred any material liability or obligation, direct or contingent, not in the ordinary course of business nor entered into any material transaction or agreement not in the ordinary course of business and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other Material Subsidiaries, any of the Material Subsidiaries on any class of share capital or repurchase or redemption by the Company or any of the Material Subsidiaries of any class of share capital.

(m)                             Independent Accountants.  KPMG LLP, who have delivered their report with respect to the Audited Financial Statements and supporting schedules filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus (each, an “Applicable Prospectus” and collectively, the “Applicable Prospectuses”), are independent public accountants with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board (United States), the Canadian Securities Laws and as required by the Securities Act.

(n)                                 Preparation of the Financial Statements.  The Financial Statements filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Applicable Prospectuses present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified.  The supporting schedules included in the Registration Statement present fairly, in all material respects, the information required to be stated therein.  Such Financial Statements and supporting schedules have been prepared in conformity with generally accepted accounting principles as applied in Canada (“Canadian GAAP”) applied on a consistent basis throughout the periods involved, except (i) that the Financial Statements for the year ended October 31, 2012 and the three months ended January 31, 2013 have been prepared in conformity with the International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”), and (ii) as may be expressly stated in the related notes thereto. The Company’s consolidated balance sheets as at October 31, 2012 and October 31, 2011 and its consolidated statements of operations, comprehensive earnings (loss) and deficit and consolidated statements of cash flows for the years ended October 31, 2012 and October 31, 2011, including the auditor’s report thereon (the “Audited Financial Statements”), the consolidated unaudited interim financial statements for the three months ended January 31, 2013 and January 31, 2012 including the notes thereto (together with the Audited Financial Statements, the “Financial Statements”), included in the Registration Statement and the Applicable Prospectuses have been reconciled to either (i) generally accepted accounting principles in the United States (“U.S. GAAP”) in accordance with Item 18 of Form 20-F under the Exchange Act or (ii) IFRS.  No other financial statements or supporting schedules are required by the Securities Act or the Canadian Securities Laws to be included in the Registration Statement, the Preliminary Prospectuses or the Prospectuses.

(o)                                 Company’s Accounting System.  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(p)                                 Incorporation and Good Standing of the Company and the Material Subsidiaries.  Each of the Company and the Material Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in each Applicable Prospectus and, in the case of the Company, to enter into and perform its obligations under this Agreement and each of the Company and the Material Subsidiaries is duly qualified as a corporation, foreign corporation, extra-provincial corporation, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, reasonable be expected to result in a Material Adverse Change.  All of the issued and outstanding capital shares or other equity or ownership interests of each Material Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through Material Subsidiaries.

(q)                                 Corporate Records.  The corporate records and minute books of each of the Company and the Material subsidiaries that have been provided to the Underwriters contain, in all material respects, complete and accurate minutes of all meetings of the directors (and any committees thereof) and shareholders of the Company and the Material Subsidiaries held since January 1, 2010.

(r)                                    Capitalization and Other Share Capital Matters.  The authorized, issued and outstanding share capital of the Company is as set forth in the Prospectuses under the caption “Consolidated Capitalization” and as set forth in the Canadian Base Prospectus and U.S. Base Prospectus under the caption “Description of Share Capital”.  The Common Shares (including the Shares) conform in all material respects to the description thereof contained in each Applicable Prospectus.  All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with all applicable Canadian Securities Laws.  None of the outstanding Common Shares were issued in violation of any pre-emptive rights, resale right, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company created by law or the Company.  The Firm Shares and Additional Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company as provided herein, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Shares is not subject to any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares created by law or the Company, which rights have not been effectively waived or satisfied.  The Firm Shares and Additional Shares, when issued and delivered against payment therefor as provided herein, will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s charter or bylaws or any agreement or other instrument to which the Company is a party.

(s)                                   No Applicable Registration or Other Similar Rights.  There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus except for any rights that have been exercised or waived.

(t)                                    Options to Purchase Common Shares.  Except as described in the Applicable Prospectuses, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares or any of the common shares of the Material Subsidiaries.

(u)                                 Forward-Looking Information or Statements and Revenue Guidance.  No “forward-looking information” (within the meaning of the Canadian Securities Laws) and each “forward-looking statement” (within the meaning of Section 27A of the Securities Act or Section 21E of the Exchange Act) included or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the free writing prospectuses, has been made or reaffirmed (to the extent not modified or superseded) without a reasonable basis or disclosed other than in good faith.

(v)                                 Stock Exchange Listings.  The outstanding Common Shares are listed, and the Shares are approved for listing, subject to official notice of issuance, on the NASDAQ under the symbol “COA”.  The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “COA”.  The Firm Shares and the Additional Shares have been conditionally approved for listing and for trading on the TSX, subject to satisfaction by the Company of the conditions imposed by the TSX.

(w)                               Share Certificates.  The certificates for the Shares are in due and proper form and conform to the requirements of the Canada Business Corporations Act, the articles of incorporation of the Company, as amended, and applicable requirements of the TSX and NASDAQ.

(x)                                 Transfer Agent.  Computershare Investor Services Inc.  has been duly appointed as registrar and transfer agent for the Common Shares.

(y)                                 Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required.  Neither the Company nor any of the Material Subsidiaries (i) is in violation of its charter, articles or by-laws, partnership agreement or operating agreement or similar organizational document, as applicable, or (ii) is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any material indenture, mortgage, loan or credit agreement, note, or guarantee to which the Company or any of the Material Subsidiaries is a party or by which it or any of them may be bound (including, without limitation, any credit agreement, guarantee, indenture, pledge agreement, security agreement or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness of the Company or any of the Material Subsidiaries), or to which any of the material property or assets of the Company or any of the Material Subsidiaries is subject (each, an “Existing Instrument”) except for any such Defaults that would not reasonably be expected to result in a Material Adverse Change.  The Company’s execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and by each Applicable Prospectus and the issuance and sale of the Firm Shares and the Additional Shares (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter, articles or the by-laws, partnership agreement or operating agreement or similar organizational document of the Company or any Material Subsidiary, as applicable, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Material Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any Material Subsidiary except, with respect to clause (ii) or (iii), as would not reasonably be expected to result in a Material Adverse Change.  No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and by each Applicable Prospectus, except such as have been obtained or made or, as contemplated by this Agreement, will be obtained or made, by the Company and are in full force and effect under the Securities Act, applicable Canadian Securities Laws, applicable state securities or blue sky laws and from the Financial Industry Regulatory Authority (“FINRA”).  As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Material Subsidiaries.

(z)           No Material Actions or Proceedings.  Except as described in the Applicable Prospectuses or disclosed to the Underwriters, there are no legal or governmental actions, actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened (i) against or affecting the Company or any of the Material Subsidiaries, (ii) which have as the subject thereof any officer or director (in his or her capacity as such) of, or property owned or leased by, the Company or any of the Material Subsidiaries or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company, such Material Subsidiary or such officer or director, (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or materially and adversely affect the consummation of the transactions contemplated by this Agreement and (C) any such action, suit or proceeding is or would be material in the context of the sale of the Firm Shares and the Additional Shares.  No material labor dispute with the employees or independent contractors of the Company or any of the Material Subsidiaries, exists or, to the best of the Company’s knowledge, is threatened or imminent.  Except as set forth in each Applicable Prospectus, the Company has not been party to any off-balance sheet arrangement (as defined in General Instruction B.(11) of Form 40-F) during the most recent three fiscal years.

(aa)         Employment Standards, Human Rights Legislation.  The Company is not delinquent in any material respect in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses or other direct compensation for any service performed for it or amounts required to be reimbursed to such employees, consultants or independent contractors, and all such amounts have been properly accrued in the books and records of the Company.  The Company has complied in all material respects with all applicable laws related to employment, including those related to wages, hours and the payment and withholding of taxes and other sums as required by law.

(bb)         Intellectual Property Rights.  Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, the Company and the Material Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property Rights”) material to carry on the business now operated by them.  Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, neither the Company nor any of the Material Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances which would render any Intellectual Property Rights invalid or inadequate to protect the interest of the Company or any of the Material Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would reasonably be expected to result in a Material Adverse Change.

(cc)         All Necessary Permits, etc.  Each of the Company and the Material Subsidiaries possesses such valid and current certificates, licenses, authorizations or permits issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies reasonably necessary to conduct its business, except where the failure to possess such certificates, licenses, authorizations or permits would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change, and neither the Company nor any of the Material Subsidiaries has received, any notice of proceedings relating to the revocation or modification of, or non—compliance with, any such certificate, license, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

(dd)         Title to Properties.  Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, the Company and each of the Material Subsidiaries has good and marketable title to all property and other assets reflected as owned in the Financial Statements, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, except such as do not materially and adversely interfere with the use made of such property by the Company or such Material Subsidiary or would not be reasonably expected to result in a Material Adverse Change.  The real property, improvements, equipment and personal property held under lease by the Company or any Material Subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such Material Subsidiary.

(ee)         Tax Law Compliance.  The Company and its consolidated Material Subsidiaries have timely filed all necessary United States federal, Canadian federal and all other foreign, provincial, state, local or other income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings, except where such failure to pay or file or such deficiency would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(ff)          Company is not an “Investment Company”.  The Company is not, and will not be, either at the time of receipt of payment for the Firm Shares and the Additional Shares, as applicable, or after the application of the proceeds therefrom as described under the caption “Use of Proceeds” in each Applicable Prospectus, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended (the “Investment Company Act”).

(gg)         Insurance.  Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus and the Canadian Prospectus, each of the Company and the Material Subsidiaries has insurance covering such risks as the Company reasonably believes to be commercially adequate and customary for its business and the value of its respective properties, including policies covering the Company and the Material Subsidiaries for product liability claims.  The Company has no knowledge that it or any Material Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted.

(hh)         No Price Stabilization or Manipulation; Compliance with Regulation M.  The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Firm Shares and the Additional Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(ii)           Related Party Transactions.  There are no business relationships or related-party transactions involving the Company or any of the Material Subsidiaries or any other person required to be described in each Applicable Prospectus which have not been described in the Prospectuses.

(jj)           FINRA Matters.  All of the information provided to the Underwriters or counsel to the Underwriters by the Company and, to the knowledge of the Company, its officers and directors in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110 or 5121 or 5190 was true, complete and correct in all material respects as of the dates provided.

(kk)         Sarbanes-Oxley Act.  The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder.

(ll)           Parties to Lock-Up Agreements.  Each of the Company’s current directors and officers listed on Exhibit B attached hereto has executed and delivered to the Underwriters a lock-up agreement in the form of Exhibit A attached hereto.

(mm)      Statistical and Market-Related Data.  Nothing has come to the attention of the Company that has caused it to believe that the industry, statistical, demographic and market-related data included in the Registration Statement and each Applicable Prospectus is not based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate in all material respects.

(nn)         Compliance with Environmental Laws.  Except as described in each Applicable Prospectus and except as would not, singly or in the aggregate, reasonably be expected to result in a Material Adverse Change, (i) neither the Company nor any of the Material Subsidiaries is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, and (iii) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of the Material Subsidiaries.

(oo)         Brokerage Fees.  Other than the Underwriters, there is no person, firm or company which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(pp)         No Outstanding Loans or Other Extensions of Credit.  Neither the Company nor any of the Material Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any shareholder, director or executive officer (or equivalent thereof) of the Company and/or such Material Subsidiary except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act, and no loan made prior to such filing remains outstanding.

(qq)         Foreign Corrupt Practices Acts.  Neither the Company nor any of the Material Subsidiaries, nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of the Material Subsidiaries has taken any action, directly or indirectly, that has resulted or would result in a violation of the Foreign Corrupt Practices Act of 1977 (United States), as amended, and the rules and regulations thereunder (the “FCPA”), and the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) including, the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any “foreign public official” (as such term is defined in the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA.

(rr)           Money Laundering Laws.  The operations of the Company and the Material Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened, except, in each case, as would not reasonably be expected to result in a Material Adverse Change.

(ss)          OFAC.  Neither the Company nor any of the Material Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of the Material Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

(tt)           Controls and Procedures.  The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” within the meaning of such terms under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and is in compliance with the certification requirements thereof with respect to the Company’s annual and interim filings with Canadian securities regulators.  The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are designed to comply with the requirements of the Exchange Act and are effective in all material respects to perform the functions for which they were established.  The Company has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and IFRS.  Except as disclosed in the Time of Sale Prospectus, the U.S. Prospectus or the Canadian Prospectus, the Company is not aware of any material weaknesses in its internal control over financial reporting.

(uu)         Audit Committee.  The Company’s board of directors has appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“NI 52-110”), Rule 10A-3 under the Exchange Act and the NASDAQ marketplace rules.  The audit committee of the Company operates in accordance with all material requirements of NI 52-110 and has adopted a charter that satisfies the Exchange Act and the NASDAQ marketplace rules.

(vv)         In this Agreement, a reference to “knowledge” of the Company, means the knowledge of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Shares shall be deemed to be a representation and warranty by the Company or Material Subsidiary, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and warranties and hereby consents to such reliance.

4.                                      [Reserved.]

5.                                      Certain Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a)           Delivery of Registration Statement, Time of Sale Prospectus and Prospectuses.  The Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 5(e) or Section 5(f) below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus and any supplements and amendments thereto or to the Registration Statement as the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws.  As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares and ending on the earlier of (i) the expiration or termination of the Over-Allotment Option and (ii) the completion of the distribution of the offering of the Shares, during which time a preliminary prospectus or a prospectus relating to the Shares is required by applicable securities laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by any underwriter or dealer.

(b)           Underwriters’ Review of Proposed Amendments and Supplements.  Prior to amending or supplementing the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus, the Company shall furnish to the

Underwriters for review prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement and the Company shall not file or use any such proposed amendment or supplement to which the Underwriters reasonably object within a reasonable period of time, unless otherwise required by law.

(c)           Free Writing Prospectuses.  The Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file or use any proposed free writing prospectus without the Underwriters’ consent, which shall not be unreasonably delayed, conditioned or withheld.  The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request.  If during the Prospectus Delivery Period (but in any event at any time through and including the First Closing Date) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Underwriters for review prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company will not file or use any such free writing prospectus to which the Underwriters reasonably object within a reasonable period of time, unless otherwise required by law.

(d)           Filing of Underwriter Free Writing Prospectuses.  The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)           Amendments and Supplements to Time of Sale Prospectus.  If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the U.S. Prospectus or Canadian Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus so that the Time of Sale Prospectus does not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement, or if, in the reasonable opinion of counsel for the Company or the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, including the Securities Act, the Company shall (subject to Section 5(b) and Section 5(c)) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law including the Securities Act and the Canadian Securities Laws.

(f)            Securities Act Compliance.  The Company will prepare the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement in a form approved by the Underwriters and (i) will file the Canadian Final Prospectus Supplement with the Reviewing Authority in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of this Agreement, and (ii) will file such U.S. File Prospectus Supplement with the SEC not later than the SEC’s close of business on the first business day following the day on which the filing of the Canadian Final Prospectus Supplement is made with the Reviewing Authority.  After the date of this Agreement, the Company shall promptly advise the Underwriters in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Qualifying Authority or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Qualifying Authority to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Qualifying Authority, as applicable, of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Company’s outstanding common shares and the Shares from the TSX or NASDAQ, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Qualifying Authority of any order having the effect of ceasing or suspending the distribution of the Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose.  If the SEC or any Qualifying Authority shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment.

(g)           Amendments and Supplements to the Prospectuses and Other Securities Act Matters.  The Company will comply with the Securities Act, the Exchange Act and the Canadian Securities Laws so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Prospectuses.  If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not misleading, or if in the reasonable opinion of the Underwriters or counsel for the Company or the Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with applicable law, including the Securities Act and the Canadian Securities Laws, the Company agrees to promptly prepare, file with the SEC and the Qualifying Authorities and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S.

Prospectus or the Canadian Prospectus is delivered to a purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law, including the Securities Act and the Canadian Securities Laws, as applicable.

(h)           Stock Exchange Listing.  The Company shall use its best efforts to ensure that the Firm Shares and the Additional Shares are conditionally approved for listing and for trading on the TSX and NASDAQ subject to satisfaction by the Company of the conditions imposed by the TSX and NASDAQ, as the case may be.

(i)            Blue Sky Compliance. The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Shares for sale under (or obtain exemptions from the application of) United States state securities or blue sky laws or the laws of the Qualifying Jurisdictions or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action (i) that would subject it to general service of process in any jurisdiction in which it is not presently qualified, (ii) where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Shares) or (iii) where it would be required to file any general consent to service of process with any such jurisdictions (other than the filing of the Form F-X).

(j)            Use of Proceeds.  The Company shall apply the net proceeds from the sale of the Firm Shares and the Additional Shares sold by it in the manner described under the caption “Use of Proceeds” in each Applicable Prospectus.

(k)           Transfer Agent.  The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares both in Canada and the United States.

(l)            Earnings Statement.  As soon as practicable, but in any event no later than sixteen months after the date of this Agreement, the Company will make generally available to its security holders and to the Underwriters an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(m)          Periodic Reporting Obligations.  During the Prospectus Delivery Period, the Company shall file, on a timely basis, with the SEC all reports and documents required to be filed under the Exchange Act.

(n)           Agreement Not to Issue, Offer or Sell Additional Shares.  The Company will not, without the prior written consent of the Underwriters,  from the date of execution of this Agreement and continuing to and including the date 90 days after the date of this Agreement (the “Lock-Up Period”), (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (B) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, except for (A) sales of the Firm Shares and any Additional Shares to the Underwriters pursuant to this Agreement, (B) grants of options or the issuance of Common Shares by the Company pursuant to equity incentive plans described in the Time of Sale Disclosure Prospectus, (C) issuance of shares upon exercise or conversion of securities outstanding as of the date hereof or (D) transfers, sales or tenders of any or all of the securities held by the undersigned pursuant to a take-over bid (as defined in the Securities Act (British Columbia)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of the Company (provided that all such securities not transferred, sold or tendered remain subject to this Lock-Up Agreement).  If (1) during the last 17 days of the Lock-Up Period, (a) the Company issues an earnings release, (b) the Company publicly announces material news or (c) a material event relating to the Company occurs; or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the restrictions in this Agreement, unless otherwise waived by the Underwriters in writing, shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (a) the Company issues the earnings release, (b) the Company publicly announces material news or (c) a material event relating to the Company occurs; provided, however, that this sentence shall not apply if the research published or distributed on the Company is compliant under Rule 139 of the Securities Act, and the Company’s securities are actively traded as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.  The Company will provide the Underwriters and each person subject to the Lock-Up Agreement (as defined below) with prior notice of any such announcement that gives rise to the extension of the Lock-Up Period.

(o)           Investment Limitation.  The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Firm Shares and Additional Shares in such a manner as would require the Company or any of the Material Subsidiaries to register as an investment company under the Investment Company Act.

(p)           No Stabilization or Manipulation; Compliance with Regulation M.  The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Firm Shares or any other reference security, whether to facilitate the sale or resale of the Firm Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M.  If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Firm Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(q)           Lock-Up Agreements.  The Company has caused to be delivered to the Underwriters prior to the First Closing Date a letter, in the form of Exhibit A hereto (the “Lock-Up Agreement”), from each of the Company’s directors and executive officers identified on Exhibit B hereto.

(r)            Press Releases/Announcements.  Prior to the First Closing Date the Company shall not, without the Underwriters’ prior consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Material Subsidiary, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Material Subsidiary, or with respect to the offering of the Firm Shares.  Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with securities laws or the rules or requirements of the TSX or NASDAQ, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Underwriters may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

6.                                      Payment of Expenses.

Whether or not the purchase and sale of the Shares pursuant to this Agreement is completed, the Company will pay all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Shares (other than taxes incurred by the Underwriters) and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a)           the preparation and filing of the Registration Statement (including the Financial Statements, exhibits, schedules, consents and certificates of experts), the Form F-X, the Time of Sale Prospectus, the Prospectuses, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and the Preliminary Prospectuses and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b)           the registration, issue, sale and delivery of the Shares, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Shares to the Underwriters;

(c)           the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d)           all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the United States state securities or blue sky laws or the provincial securities laws of Canada or any other foreign laws, and, if reasonably requested by the Underwriters, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e)           all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors;

(f)            the fees and expenses associated with the listing of the Firm Shares and the Additional Shares on the TSX or qualification of the Company’s outstanding common shares including the Shares for quotation on the NASDAQ and any registration thereof under the Exchange Act;

(g)           any filing for review of the public offering of the Shares by FINRA, including the reasonable legal fees and filing fees and other disbursements of counsel to the Underwriters relating to FINRA matters;

(h)           the fees and disbursements of any transfer agent or registrar for the Shares;

(i)            the reasonable costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Shares to prospective investors and the Underwriters’ sales forces, including fifty percent (50%) of the cost of aircraft or other transportation chartered in connection with the such marketing activities;

(j)                                    one-half of the first $60,000 of the fees and disbursements of counsel to the Underwriters in an amount not to exceed $30,000 in the aggregate, it being understood that any amount in excess of such amounts is the sole responsibility of the Underwriters; and

(k)                                 the costs and expenses of qualifying the Shares for inclusion in the book-entry settlement system of DTC and CDS;

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing.  All such expenses incurred by or on behalf of the Underwriters may be deducted from the proceeds payable to the Company at the First Closing Date (if reasonable invoices and/or an accounting of expenses is received by the Company at least one business day prior) unless and only to the extent the Company has objected to such invoice or accounting in good faith.  If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 7 (other than Section 7(g)(viii) or Section 8(a) or 8(b)(i) hereof on or prior to the Closing Date, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters. The Company shall not in any event be liable to the Underwriters for loss of any anticipated profits from the transactions contemplated by this Agreement.

7.                                      Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Shares as provided herein on the First Closing Date and, with respect to the Additional Shares, each Option Closing Date shall be subject to the accuracy of the representations and warranties in all material respects on the part of the Company set forth in Section 3 as of the date hereof and as of the First Closing Date as though then made and, with respect to the Additional Shares, as of each Option Closing Date as though then made, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a)                                 Opinion of Canadian Counsel for the Company.  On the First Closing Date and each Option Closing Date, the Underwriters shall have received an opinion of Cassels Brock & Blackwell LLP, Canadian counsel for the Company, addressed to the Underwriters, and dated the First Closing Date and such Option Closing Date, as the case may be, and in form and substance reasonably satisfactory to counsel for the Underwriters.

(b)                                 Opinion and 10b-5 Statement of United States Counsel for the Company.  On the First Closing Date and each Option Closing Date the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Neal, Gerber & Eisenberg LLP, United States counsel for the Company, addressed to the Underwriters and counsel to the Underwriters, and dated the First Closing Date and such Option Closing Date, as the case may be, and in form and substance reasonably satisfactory to counsel for the Underwriters.

(c)                                  Opinion and 10b-5 Statement of United States Counsel for the Underwriters.  On the First Closing Date and each Option Closing Date the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of Goodwin Procter LLP, United States counsel for the Underwriters, dated as of the First Closing Date or such Option Closing Date, as the case may be, with respect to such matters as the Underwriters may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

(d)                                 [Reserved.]

(e)                                  Accountants’ Comfort Letters.  The Underwriters shall have received from KPMG LLP, independent public or certified public accountants for the Company, (i) a letter dated the date of this Agreement and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters which letter shall cover with respect to the Audited Financial Statements, including without limitation, certain financial and accounting disclosures contained in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the Prospectus Supplements, and (ii) confirming that they are (A) independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and all Canadian Securities Laws and (B) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X.

(f)                                   Bring-down Comfort Letters.  On the First Closing Date and each Option Closing Date, the Underwriters shall have received from KPMG LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Underwriters, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section 7(f), except that the specified date referred to therein for the carrying out of procedures shall be no more than two business days prior to the First Closing Date or such Option Closing Date, as the case may be.

(g)                                  Company Compliance with Registration Requirements; No Stop Order; No Objection from FINRA.  For the period from and after effectiveness of this Agreement and prior to the First Closing Date and, with respect to the Additional Shares, each Option Closing Date:

(i)                                     the U.S. Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Prospectus shall have been filed with the Qualifying Authorities in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor;

(ii)                                  no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the SEC;

(iii)                               no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Qualifying Authority or other securities regulatory authority in Canada;

(iv)                              no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares or any other securities of the Company shall have been issued by any court, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending by any such court, securities regulatory authority or stock exchange;

(v)                                 the Canadian Final Prospectus Supplement shall have been filed with the Qualifying Authorities in each of the Qualifying Jurisdictions in accordance with the Canadian Shelf Procedures and a U.S. Final Prospectus Supplement shall have been filed with the SEC;

(vi)                              no Underwriter should have reasonably determined and advised the Company that (a) the Registration Statement and any amendment thereto contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the Preliminary Prospectuses or the Prospectuses, and any amendment or supplement thereto, includes a misrepresentation within the meaning of Canadian Securities Laws or an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (c) the Time of Sale Prospectus, and any amendment or supplement thereto, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (d) the free writing prospectuses, if any, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading;

(vii)                           all requests for additional information on the part of the SEC or any Qualifying Authority relating to the Registration Statement, the Canadian Prospectus and the U.S. Prospectus shall have been complied with; and

(viii)                        there shall be no unresolved FINRA objection to the fairness and reasonableness of the underwriting terms and arrangements.

(h)                                 No Material Adverse Change.  For the period from the date of this Agreement and to and including the First Closing Date and, with respect to the Additional Shares, each Option Closing Date, in the judgment of the Underwriters, there shall not have occurred any Material Adverse Change that makes it impractical or inadvisable to proceed with the offering, purchase and sale of the Shares on the terms and in the manner contemplated by this Agreement, the U.S. Prospectus, the Canadian Prospectus and the Time of Sale Prospectus.

(i)                                     Officers’ Certificate.  On the First Closing Date and each Option Closing Date, the Underwriters shall have received a written certificate, addressed to the Underwriters and counsel to the Underwriters, executed by the Chief Executive Officer or President of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in his personal capacity, dated as of the First Closing Date and such Option Closing Date, as applicable, to the effect that the conditions set forth in Section 7(h) have been met, and further to the effect that:

(i)                                     the representations, warranties and covenants of the Company set forth in Section 3 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such First Closing Date or such Option Closing Date, as the case may be; and

(ii)                                  the Company has complied with all agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such First Closing Date or such Option Closing Date, as the case may be.

(j)                                    Secretary Certificates of the Company.  The Underwriters having received certificates dated the First Closing Date addressed to the Underwriters and counsel to the Underwriters, signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)                                     the constating documents and by-laws of the Company;

(ii)                                  the resolutions of the directors of the Company relevant to the distribution of the Shares in each of the Qualifying Jurisdictions and in the United States, allotment, issue (or reservation for issue) and sale of the Firm Shares and the Additional Shares, and, as applicable, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

(iii)                               the incumbency and signatures of signing officers of the Company.

(k)                                 Good Standing.  The Underwriters shall have received on and as of the day prior to the First Closing Date or on and as of the day prior to each Option Closing Date, as the case may be, satisfactory evidence of the good standing of the Company in its jurisdiction of organization, in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

(l)                                     Company’s Agent for Service.  Prior to the First Closing Date, the Company shall have furnished to the Underwriters satisfactory evidence of its due and valid authorization of appointment of CT Corporation System as its agent to receive service of process in the United States pursuant to Section 22 hereof, and satisfactory evidence from appointed CT Corporation System accepting its appointment as such agent.

(m)                             Listing.  The Firm Shares and the Additional Shares shall have been conditionally approved for listing on the TSX and the Common Shares including the Shares shall have been approved for quotation on NASDAQ, subject, in the case of the TSX, to the fulfillment of the usual post-closing requirements and, in the case of NASDAQ, only to notice of issuance and evidence of satisfactory distribution at or prior to the First Closing Date or an Option Closing Date, as the case may be.

(n)                                 Lock-Up Agreements from Certain Directors and Executive Officers of the Company.  On or prior to the date hereof, the Company shall have furnished to the Underwriters an agreement in the form of Exhibit A hereto from each of the persons listed on Exhibit B hereto, and such agreement shall be in full force and effect on the First Closing Date and each Option Closing Date.

(o)                                 Certificate of Transfer Agent.  The Company having delivered to the Underwriters on the First Closing Date and on each Option Closing Date, as the case may be, a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the First Closing Date and such Option Closing Date, as the case may be.

(p)                                 [Reserved.]

(q)                                 Additional Documents.  On or before the First Closing Date and each Option Closing Date, the Underwriters and counsel for the Underwriters shall have received such certificates and documents as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Underwriters and counsel for the Underwriters.  As of the First Closing Date and each Option Closing Date, if applicable, payment for and delivery of the Shares (or any portion thereof) shall be conclusive evidence that such certificates and documents are satisfactory.

If any condition specified in this Section 7 is not satisfied when and as required to be satisfied, this Agreement or, in the case of any condition to the purchase of Additional Shares on an Option Closing

Date which is after the Closing Date, the obligations of the several Underwriters to purchase the relevant Additional Shares on such Option Closing Date, may be terminated by the Underwriters by notice to the Company at any time on or prior to the First Closing Date or such Option Closing Date, as the case may be and, and such termination shall be without liability of any party to any other party except as provided in Section 6 hereof.

8.                                      Termination of this Agreement.

Prior to the purchase of the Firm Shares by the Underwriters on the First Closing Date or, in the case of the Additional Shares prior to an Option Closing Date, this Agreement may be terminated by the Underwriters by written notice to that effect given to the Company if at any time:

(a)                                 Litigation.  Any enquiry, action, suit, investigation or other proceeding, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States or elsewhere, including, without limitation, the TSX or the NASDAQ, in relation to the Company or the Material Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Shares or any other securities of the Company in any of the Qualifying Jurisdictions or the United States,

(b)                                 Market-Out.  Any change in U.S., Canadian or international financial, political or economic conditions or the effect of which is such as to make it, in the judgment of the Underwriters, impractical to market or to proceed with the sale of the Shares, including, without limitation, (i) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the SEC, or by the NASDAQ or by any Qualifying Authority or by the TSX, or (ii) trading in securities generally on any of the NASDAQ or the TSX shall have been suspended or limited or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, or (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(c)                                  Disaster Out.  There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or crisis, or any change in the financial markets that, in the judgment of the Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, or calamity, is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Shares on the First Closing Date or the Option Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus and each of the Applicable Prospectuses.

(d)                                 In the event of any such termination pursuant to this Section 8, there shall be no further liability or obligation on the part of an Underwriter to the Company, or on the part of the Company to the Underwriter except as provided in Section 6 hereof and provided further that Section 6, Section 10 and Section 17 hereof shall survive such termination and at all times remain in full force and effect.

9.                                      Underwriter Default.

If, on the First Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Shares to be purchased on such date, the Underwriters may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such First Closing Date or an Option Closing Date, as the case may be, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule A attached hereto bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. In any such case, the Underwriters shall have the right to postpone the First Closing Date or an Option Closing Date, as the case may be, but in no event for longer than five days in order that the required changes, if any, to the Registration Statement and the Prospectuses or any other documents or arrangements may be effected.  If, on the First Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase the Shares and the aggregate number of Shares with respect to which such default occurs exceeds 10% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Underwriters, the Company for the purchase of such Shares are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party (other than the defaulting underwriter, who shall remain liable to the Company) except that the provisions of Section 6, Section 10 and Section 18 shall at all times be effective and shall survive such termination; provided, however, that if this Agreement is terminated pursuant to this Section 9, the Company shall not be obligated to pay any expenses of the Underwriters, including those set forth in Section 6.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 9. Any action taken under this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

10.                               Indemnification.

(a)                                 The Company agrees to indemnify and hold harmless the several Underwriters, their affiliates, directors and officers and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities, joint or several, to which the Underwriters may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation if such settlement is effected with the written consent of the Company), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus that the Company has used or provided to investors by the Company in connection with the marketing of the Shares, or filed pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus, the Canadian Prospectus or Supplementary Material (or any amendment or supplement thereto) including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, with respect only to any Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used or filed pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus, the Canadian Prospectus or Supplementary Materials, in light of the circumstances under which they were made, not misleading, and will reimburse the Underwriters for any legal or other expenses reasonably incurred by them in connection with investigating or defending against such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used or filed pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus, the Canadian Prospectus or Supplementary Materials, in reliance upon and in conformity with information provided in writing to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section (11(g)). To the extent that any reimbursement payment is so held to have been improper, the Underwriter that received such payment shall promptly return it to the party or parties that made such payment.

(b)                                 Each Underwriter, severally and not jointly, will indemnify and hold harmless the Company, its affiliates, directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act, from and against any losses, claims, damages or liabilities, joint or several, to which the Company may become subject, under the Securities Act, Canadian Securities Laws or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus that the Company has used or provided to investors by the Company in connection with the marketing of the Shares, or filed pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus, the Canadian Prospectus or Supplementary Material (or any amendment or supplement thereto) including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, including any information deemed to be a part of the Registration Statement at the time of effectiveness and at any subsequent time pursuant to the Rules and Regulations, if applicable, the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus that the Company has used or provided to investors by the Company in connection with the marketing of the Shares, or filed pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus, the Canadian Prospectus or Supplementary Material (or any amendment or supplement thereto) including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), in reliance upon and in conformity with information provided in writing to the Company by any Underwriter specifically for use therein; it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 10(f), and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

(c)                                  Promptly after receipt by an indemnified party under Section 10(a) or 10(b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party except to the extent such indemnifying party has been materially prejudiced by such failure. In case any such action shall be brought against any indemnified party, and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in, and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of the indemnifying party’s election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that if, in the judgment of counsel to the Underwriters, it is advisable for the Underwriters to be represented by separate counsel, the Underwriters shall have the right to employ a single counsel (in addition to local counsel) to represent the Underwriters who may be subject to liability arising from any claim in respect of which indemnity may be sought by the Underwriters under subsection (a) of this Section 10, in which event the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party or parties and reimbursed to the Underwriters as incurred.  An indemnifying party shall not be obligated under any settlement agreement relating to any action under this Section 10 to which it has not agreed in writing. In addition, no indemnifying party shall, without the prior written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened proceeding unless such settlement includes an unconditional release of such indemnified party for all liability on claims that are the subject matter of such proceeding and does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)                                 If the indemnification provided for in this Section 10 is unavailable or insufficient to hold harmless an indemnified party under Section 10(a) or Section 10(b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 10(a) or 10(b) above, (i) in such proportion as is appropriate to reflect the relative benefits received or anticipated to be received by the Company on the one hand and the Underwriters on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the U.S. Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were to be determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the first sentence of this Section 10(d). The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this Section 10(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject of this Section 10(d).  Notwithstanding the provisions of this Section 10(d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 10(f) of the Securities Act)

shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this Section 10(d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)                                  The obligations of the Company under this Section 10 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 10 shall be in addition to any liability that the Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company (including any person who, with his consent, is named in the Registration Statement as about to become a director of the Company), to each officer of the Company who has signed the Registration Statement and to each person, if any, who controls the Company within the meaning of the Securities Act.

(f)                                   The Underwriters severally confirm and the Company acknowledges that the statements with respect to the public offering of the Shares by the Underwriters set forth in the third, seventh, eighth, ninth and tenth paragraphs under the caption “Plan of Distribution” in the supplement portion of the Time of Sale Prospectus and in the Final Prospectuses constitute the only information concerning such Underwriters furnished in writing to the Company by or on behalf of the Underwriters specifically for use in the Registration Statement, any Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act, the U.S. Prospectus or the Canadian Prospectus.

11.                               Representations, Warranties and Agreements to Survive Delivery.

The representations, warranties and agreements of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the delivery of and payment for the Shares sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectuses, any amendments or supplements related thereto or the distribution of the Shares.

12.                               No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the purchase price of the Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company on the one hand, and the Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

13.                               Notices.

All communications hereunder shall be in writing and shall be mailed, hand delivered, telecopied or emailed and confirmed to the parties hereto as follows:

If to the Underwriters:

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660
Attention: Aaron M. Gurewitz

Email: agurewitz@roth.com
Fax: 949-720-7215

Craig-Hallum Capital Group LLC
222 South Ninth Street
Suite 350
Minneapolis, MN 55402

Attention: Rick Hartfiel

Email: rick.hartfiel@craig-hallum.com

Fax: 612-334-6399

with a copy to:

Goodwin Procter LLP

The New York Times Building

620 8th Avenue

New York, New York 10018

Attention: Thomas S. Levato

Email: tlevato@goodwinprocter.com

Fax: 212-355-3333

If to the Company:

Coastal Contacts Inc.

2985 Virtual Way

Suite 320

Vancouver, BC V5M4X7

Attention: Chief Executive Officer

Email: roger@coastal.com

Fax: (604) 708-4339

with a copy to:

Cassels Brock & Blackwell LLP

Suite 2200,

HSBC Building

885 West Georgia Street

Vancouver, BC, V6C 3E8

Attention: Jennifer Traub

Email: jtraub@casselsbrock.com

Fax: (604) 691-6120

and

Neal, Gerber & Eisenberg LLP

Two North LaSalle Street

Suite 1700

Chicago, IL 60602

Attention: John J. Koenigsknecht

Email: jkoenigsknecht@ngelaw.com

Fax: (312) 750-6441

Any party hereto may change the address for receipt of communications by giving written notice to the others.

14.                               [Reserved.]

15.                               Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 9 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 10, and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder.  The term “successors” shall not include any purchaser of the Shares as such from any of the Underwriters merely by reason of such purchase.

16.                               Time of the Essence.

Time shall be of the essence of this Agreement.

17.                               Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

18.                               Governing Law and Venue.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

19.                               Agent for Service.

The Company has filed with the SEC a Form F-X appointing CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212-590-9070) (or any successor) (together with any successor, the “Agent for Service”), as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

20.                               Counterparts/Facsimile Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.  The transmission by facsimile or electronic mail of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

21.                               General Provisions.

This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit.  The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

Please sign and return to the Underwriters the enclosed duplicates of this Agreement whereupon this Agreement will become a binding agreement among the Company and the Underwriters in accordance with its terms.

Very truly yours,

COASTAL CONTACTS INC.

By:	/s/ Roger V. Hardy
Title:	Founder and CEO

The foregoing Underwriting Agreement

is hereby confirmed and accepted as

of the date first above written:

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

Craig-Hallum Capital Group LLC

By:	/s/ Patricia Bartholomew
Name:	Patricia Bartholomew
Title:	Managing Partner

SCHEDULE A

Underwriter	Number of Firm Shares to be Purchased(1)
Roth Capital Partners, LLC	1,500,000
Craig-Hallum Capital Group LLC	1,500,000
Total:	3,000,000

(1)                                 The Underwriters may purchase up to an additional 450,000 Option Shares, to the extent the option described in Section 2(c) of the Agreement is exercised, in the proportions and in the manner described in the Agreement.

SCHEDULE B

Free Writing Prospectuses

None.

SCHEDULE C

Pricing Information

Number of Firm Shares to be Issued:   3,000,000

Offering Price:   $6.00 per share

Underwriting Discounts and Commissions:  7.0%

Number of Additional Shares:   450,000

EXHIBIT A

Form of Lock-up Agreement

March       , 2013

Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

Craig-Hallum Capital Group LLC
222 South Ninth Street
Suite 350
Minneapolis, MN 55402

Re:          Public Offering of Common Shares

Ladies and Gentlemen:

The undersigned understands that you will act as underwriters (the “Underwriters”) that propose to enter into the Underwriting Agreement (the “Underwriting Agreement”) with Coastal Contacts Inc., a company incorporated under the Canada Business Corporations Act (the “Company”), providing for the offering (the “Offering”) of common shares of the Company, without par value (the “Common Shares”).  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In order to induce the Underwriters to enter in to the Underwriting Agreement, the undersigned hereby agrees that, commencing on the date hereof and continuing until the ninetieth (90th) day following the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior consent of the Underwriters, directly or indirectly (1) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any Common Shares, or any securities convertible into or exercisable or exchangeable for the Common Shares; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or any securities convertible into or exchangeable for the Common Shares, regardless of whether any such transaction described herein is to be settled by delivery of the Common Shares or such other securities, or by delivery of cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration or prospectus qualification of any Common Shares or any security convertible into or exercisable of exchangeable for the Common Shares; or (4) publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to (a) transfers (i) as a bona fide gift or gifts, (ii) by will or intestate succession, (iii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iv) to any partner, member or stockholder of the undersigned, (v) with the prior written consent of the Underwriters, (vi) to any nominee or custodian where there is no change in beneficial ownership, or (vii) transfers, sales or tenders of any or all of the securities held by the undersigned pursuant to a take-over bid (as defined in the Securities Act (British Columbia)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of the Company (provided that all such securities not transferred, sold or tendered remain subject to this Lock-Up Agreement), provided that in connection with transactions described in clauses (i), (ii), (iii) and (iv) above, the recipient (as applicable) agrees to be bound in writing by the restrictions set forth herein for the remainder of the Lock-Up Period and the related transfer shall not involve a disposition for value; or (b) the exercise of any stock option issued pursuant to the Company’s existing stock option plan or employee stock purchase plan as described in the Registration Statement, including any exercise effected by the delivery of Common Shares held by the undersigned.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  None of the restrictions set forth in this Lock-Up Agreement shall apply to Common Shares acquired in open market transactions.

Anything herein to the contrary notwithstanding, if:

(1)           during the last 17 days of the Lock-Up Period the Company issues an earnings release or other material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16 day period beginning on the last day of the Lock-Up Period,

the Lock-Up Period shall be extended and the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the 18 day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriters waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Underwriters to the Company (in accordance with the notice provision in the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities of the Company held by the undersigned during the Lock-Up Period (as may have been extended pursuant hereto), except in compliance with this Lock-Up Agreement.

Anything to the contrary notwithstanding, if (i) the Underwriting Agreement does not become effective by April 12, 2013, (ii) after becoming effective, the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, or (iii) prior to the Underwriting Agreement becoming effective, the Company notifies the Underwriters in writing that it does not intend to proceed with the Offering, this Lock-Up Agreement shall lapse and become null and void and the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement.  This Lock-Up Agreement may not be revoked by the undersigned.  All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Print Name:

Print Title:

Signature:

EXHIBIT B

Executive Officers and Directors Subject to Lock-up

Name:

Roger V. Hardy

Nicholas S. Bozikis

Jeff Booth

John Currie

Jeffrey Mason

Murray McBride

Michaela Tokarski

Steve Bochen

Terry Vanderkruyk

Neel Grover

Gary Collins

Steve Wallace